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--------                                       UNITED STATES SECURITIES AND EXCHANGE COMMISSION        -----------------------------
 FORM 3                                                WASHINGTON, D.C. 20549                                   OMB APPROVAL
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                                       INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES          OMB Number:       3235-0104
                                                                                                        Expires: September 30, 1998
                              Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,   Estimated average burden
                                 Section 17(a) of the Public Utility Holding Company Act of 1935 or     hours per response .... 0.5
(Print or Type Responses)                Section 30(f) of the Investment Company Act of 1940           -----------------------------
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1. Name and Address of Reporting Person*         2. Date of Event Re-   4. Issuer Name AND Ticker or Trading Symbol
                                                    quiring Statement
 Fred B. Craves c/o Bay City Capital LLC            (Month/Day/Year)       Medarex, Inc.  Nasdaq Trading Symbol:  MEDX
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    (Last)          (First)          (Middle)        (08/04/98)         5. Relationship of Reporting Person(s) 6. If Amendment, Date
                                                 -----------------------    to Issuer (Check all applicable)      of Original
                                                 3. IRS or Social Se-   XX  Director           10% Owner         (Month/Day/Year)
                                                    curity Number of    ----               ----
    750 Battery Street, Suite 600                   Reporting Person        Officer (give      Other (specify  ---------------------
-------------------------------------------------   (Voluntary)              title below)       below)         7. Individual or
                    (Street)                                            ----               ----                   Joint/Group Filing
                                                                                                                  (Check Applicable
                                                                                                                   Line)
                                                                           ---------------------------            Form filed by One
                                                                                                               XX Reporting Person
                                                                                                               ---
                                                                                                                  Form filed by
                                                                                                                  More than One
                                                                                                                  Reporting Person
   San Francisco, California  94111                                                                            ---
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    (City)          (State)            (Zip)                                TABLE I -- NON-DERIVATIVE SECURITIES BENEFICIALLY OWNED

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1. Title of Security                              2. Amount of Securities       3. Ownership        4. Nature of Indirect Beneficial
   (Instr. 4)                                        Beneficially Owned            Form: Direct        Ownership (Instr. 5)
                                                     (Instr. 4)                    (D) or Indirect
                                                                                   (I)  (Instr. 5)
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Common Stock                                          109,954                         I                (See explanation below)
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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.                 (Over)
* If the form is filed by more than one reporting person, SEE Instruction 5(b)(v).                                 SEC 1473 (7-97)

               POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED
               TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

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FORM 3 (CONTINUED)   TABLE II - DERIVATIVE SECURITIES BENEFICIALLY OWNED (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE
                                SECURITIES)
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1. Title of Derivative Security    2. Date Exer-  3. Title and Amount of Securities   4. Conver-   5. Owner-   6. Nature of Indirect
   (Instr. 4)                         cisable and    Underlying Derivative Security      sion or      ship        Beneficial
                                      Expiration     (Instr. 4)                          Exercise     Form of     Ownership
                                      Date                                               Price of     Deriv-      (Instr. 5)
                                     (Month/Day/                                         Deri-        ative
                                      Year)                                              vative       Security:
                                   --------------------------------------------------    Security     Direct
                                                                             Amount                   (D) or
                                    Date     Expir-                          or                       Indirect
                                    Exer-    ation           Title           Number                   (I)
                                    cisable  Date                            of
                                                                             Shares                 (Instr. 5)
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Warrant                         (08/04/98)  (08/04/05)    Common Stock      13,436   $10.00 per share    I   (See explanation below)
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Explanation of Responses:

On June 10, 1998, the BCC Acquisition I LLC ("BCC Acquisition") entered into a Rights Exchange Agreement pursuant to which it might acquire up to 6,579,629 shares of the Issuer's Common Stock and Warrants to acquire up to 804,000 more such shares. The transactions contemplated by the Rights Exchange Agreement closed on August 4, 1998, at which time BCC Acquisition I LLC acquired
3,721,877 shares of the Issuer's Common Stock and Warrants to acquire 454,796 additional shares of the Issuer's Common Stock and
Fred B. Craves was appointed by the Issuer's Board of Directors to serve as a director of the Issuer. Fred B. Craves' indirect ownership of the Issuer's Common Stock and Warrants is derived as follows: The Bay City Capital Fund I, L.P. ("BCC") has approximately a 74.634% proportional interest in the capital account of BCC Acquisition. Bay City Capital Management LLC ("BCC
Management) owns a 3.75% general partnership interest in BCC. The Craves Group LLC owns a 50% proportional interest in the capital account of BCC Management. Fred B. Craves owns a 1/3 proportional interest in the capital account of The Craves Group
LLC. In addition, The Craves Group LLC has a 10% limited partnership interest in BCC. The Reporting Person has no right to acquire any additional securities of the Issuer under the Rights Exchange Agreement, though such Agreement imposes no limitation on future acquisitions or dispositions of such shares by the Reporting Person.

                                                                           /s/ Fred B. Craves, Director           August 12, 1998
                                                                       -------------------------------------  ----------------------
**Intentional misstatements or omissions of facts constitute Federal      **Signature of Reporting Person             Date
  Criminal Violations.  SEE 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient,
      SEE Instruction 6 for procedure.
Potential persons who are to respond to the collection of information contained in this form are not
required to respond unless the form displays a currently valid OMB Number.                                                  Page 2
                                                                                                                   SEC 1473 (7-97)
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